Exhibit 99.1

Gerdau Ameristeel Announces Completion of West Coast Joint Venture

Tampa, Florida, November 1, 2006 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today announced that it has completed the acquisition of a controlling interest in a newly formed joint venture with Pacific Coast Steel, Inc. and Bay Area Reinforcing.

The venture, to be called Pacific Coast Steel, comprises one of the country’s largest reinforcing steel contractors, specializing in the fabrication and installation of reinforcing steel products across a variety of construction projects throughout California and Nevada. It has in excess of 1,000 employees, including over 800 field ironworkers. Additionally, the venture operates four rebar fabrication facilities in California, including San Diego, San Bernardino, Fairfield, and Napa, with a combined capacity in excess of 200,000 tons per year.

The purchase price for the interest in Pacific Coast Steel was approximately $104 million in cash. Gerdau Ameristeel funded the transaction with available cash on hand.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 50 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.

For additional financial and investor information, visit www.gerdauameristeel.com.

For more information, please contact:

Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com